UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 30, 2022, ADC Therapeutics SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are below:

•	Item 1: 2021 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2021 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2021 and acknowledged the Auditors’ Reports. The shareholders approved this item with 60,791,732 votes (99.84% of all common shares represented) in favor, 2,852 votes (0.00%) against and 97,164 (0.16%) abstentions.

•	Item 2: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the fiscal year 2021. Members of the Board of Directors and Executive Committee are not authorized to participate in the vote on the discharge with their own shares or shares represented by independent proxy. These common shares are deemed not to be represented for purposes of this agenda item. The shareholders approved this item with 34,991,985 votes (98.67% of all common shares represented) in favor, 157,860 votes (0.45%) against and 314,067 (0.89%) abstentions.

•	Item 3: Appropriation of 2021 Financial Result. The shareholders approved that the loss for the year 2021 in the amount of CHF 195,489,062 be carried forward, resulting in total loss of CHF 840,826,806 to be carried forward. The shareholders approved this item with 60,555,480 votes (99.45% of all common shares deemed represented for this item) in favor, 87,783 votes (0.14%) against and 248,485 (0.41%) abstentions.

•	Item 4: Renewal of Authorized Share Capital. The shareholders did not approve the increase and renewal of the Company’s Authorized Share Capital by CHF 3,130,800, by amending Article 4a, Paragraph 1 of the Company’s Articles of Association. The required majority is two-thirds of the common shares represented and the absolute majority of the par value of common shares represented. The shareholders rejected this item with 38,445,329 votes (63.14% of all common shares represented) in favor, 22,149,033 votes (36.37%) against and 297,386 (0.49%) abstentions.

•	Item 5: Re-election of the Chairman; election and re-election of the Members of the Board of Directors. The shareholders approved the re-election of the current members of the Board of Directors, including the Chairman, for a term of office until the completion of the 2023 Annual General Meeting and the election of Jean-Pierre Bizzari and Ameet Mallik as new members of the Board of Directors for a term of office until the completion of the 2023 Annual General Meeting.

o	The shareholders approved the re-election of Ron Squarer with 52,272,668 votes (85.85% of all common shares represented) in favor, 8,502,441 votes (13.96%) against and 116,639 (0.19%) abstentions.

o	The shareholders approved the re-election of Stephen Evans-Freke with 38,998,896 votes (64.05% of all common shares represented) in favor, 21,788,068 votes (35.78%) against and 104,784 (0.17%) abstentions.

o	The shareholders approved the re-election of Michael Forer with 53,181,347 votes (87.34% of all common shares represented) in favor, 7,605,537 votes (12.49%) against and 104,864 (0.17%) abstentions.

o	The shareholders approved the re-election of Peter Hug with 53,918,583 votes (88.55% of all common shares represented) in favor, 6,868,351 votes (11.28%) against and 104,814 (0.17%) abstentions.

o	The shareholders approved the re-election of Christopher Martin with 45,143,224 votes (74.14% of all common shares represented) in favor, 15,724,473 votes (25.82%) against and 24,051 (0.04%) abstentions.

o	The shareholders approved the re-election of Viviane Monges with 60,548,793 votes (99.44% of all common shares represented) in favor, 238,116 votes (0.39%) against and 104,839 (0.17%) abstentions.

o	The shareholders approved the re-election of Thomas Pfisterer with 52,044,034 votes (85.47% of all common shares represented) in favor, 8,811,571 votes (14.47%) against and 36,143 (0.06%) abstentions.

o	The shareholders approved the re-election of Tyrell Rivers with 60,469,669 votes (99.31% of all common shares represented) in favor, 385,936 votes (0.63%) against and 36,143 (0.06%) abstentions.

o	The shareholders approved the re-election of Victor Sandor with 60,473,772 votes (99.32% of all common shares represented) in favor, 313,162 votes (0.51%) against and 104,814 (0.17%) abstentions.

o	The shareholders approved the re-election of Jacques Theurillat with 60,401,077 votes (99.20% of all common shares represented) in favor, 385,857 votes (0.63%) against and 104,814 (0.17%) abstentions.

o	The shareholders approved the election of Jean-Pierre Bizzari with 51,917,251 votes (85.26% of all common shares represented) in favor, 8,869,763 votes (14.57%) against and 104,734 (0.17%) abstentions. Below is Dr. Bizzari’s biography:

Jean-Pierre Bizzari, M.D., has been a non-executive member of our Board of Directors since June 2022. He is a member of the scientific advisory board of France’s National Cancer Institute and a board member of the European Organisation of Research and Treatment of Cancer. From 2008 to 2015, Dr. Bizzari served as Executive Vice President, Group Head of Clinical Development Oncology at Celgene Corporation. Prior to that, he held various senior clinical development positions at Sanofi S.A., Aventis and Rhône-Poulenc. In addition to our board of directors, Dr. Bizzari also serves as a member of the board of directors of Halozyme Therapeutics, Inc., Oxford BioTherapeutics Limited, NETRIS Pharma SAS and Nordic Nanovector ASA, and previously served on the board of directors of Transgene S.A., Onxeo SA and Compugen Limited. Dr. Bizzari holds an M.D. from Nice Medical School.

There are no family relationships between Dr. Bizzari and any of our directors or executive officers. Our Board of Directors has determined that Dr. Bizzari is an independent director within the meaning of applicable NYSE standards.

o	The shareholders approved the election of Ameet Mallik with 60,500,880 votes (99.36% of all common shares represented) in favor, 285,574 votes (0.47%) against and 105,294 (0.17%) abstentions. Below is Mr. Mallik’s biography:

Ameet Mallik, M.B.A., M.S, was appointed as our Chief Executive Officer in May 2022 and has been a member of our Board of Directors since June 2022. From 2005 to April 2021, Mr. Mallik served in various positions at Novartis, including as Executive Vice President and Head, U.S. Oncology from November 2017 to April 2021 and as Senior Vice President, Head of Global Marketing, Value and Access from November 2015 to November 2017. Prior to that, Mr. Mallik held various commercial roles at Sandoz and was a Principal at McKinsey and Company. Most recently, from May 2021 to January 2022, Mr. Mallik served as the Chief Executive Officer of Rafael Holdings, Inc. In addition to our board of directors, Mr. Mallik also serves on the board of directors of Atara Biotherapeutics, Inc. and Rafael Holdings, Inc. Mr. Mallik holds an M.B.A. from The Wharton School at the University of Pennsylvania, and an M.S. in Biotechnology and B.S. in Chemical Engineering, both from Northwestern University.

There are no family relationships between Mr. Mallik and any of our directors or executive officers.

•	Item 6: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Stephen Evans-Freke and Peter Hug and the election of Thomas Pfisterer as members of the Compensation Committee, each for a term of office until the completion of the 2023 Annual General Meeting.

o	The shareholders approved the re-election of Stephen Evans-Freke with 38,339,872 votes (62.97% of all common shares represented) in favor, 22,514,698 votes (36.97%) against and 37,178 (0.06%) abstentions.

o	The shareholders approved the re-election of Peter Hug with 54,048,035 votes (88.77% of all common shares represented) in favor, 6,804,528 votes (11.17%) against and 39,185 (0.06%) abstentions.

o	The shareholders approved the election of Thomas Pfisterer with 51,833,825 votes (85.13% of all common shares represented) in favor, 9,018,593 votes (14.81%) against and 39,330 (0.06%) abstentions.

•	Item 7. Re-election of the Independent Proxy. The shareholders approved the re-election of Martin Habs, Esq., notary public, in Lausanne, Switzerland, as independent proxy for a term of office until the completion of the 2023 Annual General Meeting. The shareholders approved this item with 60,556,760 votes (99.45% of all common shares represented) in favor, 22,397 votes (0.04%) against and 312,591 (0.51%) abstentions.

•	Item 8. Re-election of the Statutory Auditor. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the fiscal year 2022. The shareholders approved this item with 60,580,414 votes (99.48% of all common shares represented) in favor, 216,178 votes (0.36%) against and 95,156 (0.16%) abstentions.

•	Item 9. Approval of the Compensation of the Board of Directors and the Executive Committee. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,250,000 for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 8,000,000 for the fiscal year 2023 and a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 46,000,000 for the current fiscal year 2022.

o	The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 44,114,886 votes (72.45% of all common shares represented) in favor, 16,687,055 votes (27.40%) against and 89,807 (0.15%) abstentions.

o	The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Committee with 57,931,522 votes (95.14% of all common shares represented) in favor, 2,900,479 votes (4.76%) against and 59,747 (0.10%) abstentions.

o	The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee with 38,330,656 votes (62.95% of all common shares represented) in favor, 22,501,001 votes (36.95%) against and 60,091 (0.10%) abstentions.

•	Item 10. Employee Stock Purchase Plan. The shareholders approved the Employee Stock Purchase Plan substantially in the form included as an exhibit to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 20, 2022, available on the Commission’s EDGAR system, with such modifications as the Board of Directors deems necessary or appropriate to facilitate the implementation or administration of the Employee Stock Purchase Plan. The shareholders approved this item with 53,066,078 votes (87.15% of all common shares represented) in favor, 7,747,066 votes (12.72%) against and 78,604 (0.13%) abstentions.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-256686 and 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: June 30, 2022

	By:	/s/ Michael Forer
	Name:	Michael Forer
	Title:	Executive Vice President & General Counsel